CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 April 8, 2011


VIA EDGAR CORRESPONDENCE
------------------------
Houghton Hallock
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:         First Trust Exchange-Traded AlphaDEX(R) Fund
                         (File Nos. 333-140895, 811-22019)
                   -----------------------------------------------

Dear Mr. Hallock:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 19, 2011. The Trust consists of the First Trust Mid Cap Growth AlphaDEX(R) Fund, First Trust Mid Cap Value AlphaDEX(R) Fund, First Trust Small Cap Growth AlphaDEX(R) Fund and First Trust Small Cap Value AlphaDEX(R) Fund (each, a "Fund," and collectively, the "Funds"). Your comments were transmitted to us via telephone conference on or about March 8, 2011.

      This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order transmitted to us. Furthermore, we have duly noted that comments on the summary information for the first Fund described in the prospectus, the First Trust Mid Cap Growth AlphaDEX(R) Fund, applies similarly to each of the other Funds. Accordingly, our responses shall apply similarly to each of the Funds.

                                   PROSPECTUS

COMMENT 1 - COVER PAGE

      The cover page includes substantial disclosure that does not appear to be required as a condition of any exemptive relief permitted or required by Item l(a) of Form N-1A. Please revise the cover page to limit, to the extent possible, the information it contains to disclosure required by applicable exemptive relief and items listed in Item 1(a) of Form N-lA. See General Instruction (c)(3)(a) of Form N-1A.

RESPONSE TO COMMENT 1

      The prospectus has been revised in response to this comment.

COMMENT 2 - INVESTMENT OBJECTIVE

      The First Trust Mid Cap Growth AlphaDEX(R) Fund seeks investment results generally corresponding to an equity index called the Defined Mid Cap Growth Index (the "Index"). The Index is in a family of indexes developed, maintained and sponsored by Standard & Poor's Financial Services LLC ("S&P"), and was designed by S&P to select stocks from another index, the S&P MidCap 400 Growth Index, comprising the Index.

      Given S&P's important role as sponsor of the Index, and the fact that S&P is cited in the full name of the S&P MidCap 400 Growth Index, please supplementally confirm that S&P is not included in the Index's full name and briefly explain the reasons, if any, why not.

RESPONSE TO COMMENT 2

      S&P owns all rights to the Index and the reasons for not including the "S&P" in the name of the Index is unknown to the Fund.

COMMENT 3 - FEE TABLE

      On page 1, please insert the words "percentage of the" between the words "as a" and "value" in the parenthetical that follows the heading "Annual Fund Operating Expenses."

RESPONSE TO COMMENT 3

      The prospectus has been revised in response to this comment.

COMMENT 4 - FEE TABLE

      If the percentage amounts to be added to the fee table will not include any amount for a 12b-l fee, please revise footnote 1 by inserting the words "that permits it to pay up to 0.25% per annum" immediately after the words "a 12b-l plan." However, if a 12b-l fee will be shown in the table, please delete footnote 1, because Form N-lA would not require or permit it.

RESPONSE TO COMMENT 4

      The prospectus has been revised in response to this comment.

COMMENT 5 - FEE TABLE

      Please delete the word "net" before the words "annual operating expenses" in the second sentence of the Example. Please also change the second sentence by adding "and thereafter at 0.95% to represent the imposition of the 12b-1 fee of 0.25% per annum of the Fund's average daily net assets." Delete the next sentence.

RESPONSE TO COMMENT 5

      The prospectus has been revised in response to this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The prospectus states, at page 1, that 90% of the "net assets" of the First Trust Mid Cap Growth AlphaDEX(R) Fund will be invested in common stocks that comprise the Index, which S&P will select from stocks comprising the S&P MidCap 400 Growth Index.

      (a) Please insert the words "plus the amount of any borrowings for investment purposes" immediately following "net assets" as Rule 35d-l provides.

      (b) Please specify the number of stocks included in the Index, either in this section or subsequently in the prospectus under "Index Information - First Trust Mid Cap Growth AlphaDEX(R) Fund."

      (c) The prospectus states under the heading "Investment Strategies," that in certain cases the Funds may invest in securities that are not included in their respective Indices and use futures or derivative instruments.

             (i) Please briefly describe in the summary section for the First Trust Mid Cap Growth AlphaDEX(R) Fund and other Funds, as appropriate, the circumstances under which the First Trust Mid Cap Growth AlphaDEX(R) Fund and other Funds expect to invest in securities not included in their respective Indices.

            (ii) Please also identify the futures and derivatives instruments each Fund expects to use principally and how each Fund expects to use them. See letter dated July 30, 2010, to the Investment Company Institute selling forth the Division's views on derivatives-related disclosure.

      (d) Please explain the reasons for the delay of five business days before changes to the Index will be effective after the Index is rebalanced and reconstituted at quarter end.

      (e) Please provide the market cap ranges for each Fund.

RESPONSE TO COMMENT 6

      (a) The prospectus has been revised in response to this comment.

      (b) The "Index Information" in the prospectus has been revised in response to this comment.

      (c)  (i) The prospectus has been revised in response to this comment.

          (ii) The Fund does not intend to use futures and derivative instruments as a part of its principal investment strategies.

      (d) The delay of five business days before changes to the Index will be effective is pursuant to the license agreement for the Index, which states that with respect to each Index changes are effective at the open on the sixth business day following the quarter end.

      (e) The prospectus has been revised in response to this comment.

COMMENT 7 - PRINCIPAL RISKS

      Market Capitalization Risk. This risk is the same for both mid cap funds as well as the small cap funds. Please determine whether this is appropriate and revise accordingly.

RESPONSE TO COMMENT 7

      The market capitalization risk for the small cap funds has been revised in response to this comment.

COMMENT 8 - PRINCIPAL RISKS

      Non-Diversification Risk. Please indicate what risk is involved.

RESPONSE TO COMMENT 8

      The prospectus has been revised in response to this comment.

COMMENT 9 - INDEX PROVIDER

      The prospectus states, at page 38, that the Fund's distributor, First Trust Portfolios L.P., has licensed the AlphaDEX(R) stock selection method to S&P and that S&P has exclusive rights to select stocks included in the Indices. The prospectus further states that S&P designed the Index to "objectively identify" and select stocks from the S&P MidCap 400 Growth Index using the AlphaDEX(R) methodology.

      Please provide more information about these arrangements to help us understand them better, particularly with respect to the following:

             (a) the AlphaDEX(R) stock selection methodology, including the criteria used to "objectively identify" stocks in the S&P MidCap 400 Growth Index to be selected for the Index;

             (b) the means and extent of S&P's use of the AlphaDEX(R) method to develop and maintain the Index; and

             (c) the extent to which S&P may be constrained or, alternatively, freely able to exercise discretion in using the AlphaDEX(R) methodology to select individual stocks for the Index.

RESPONSE TO COMMENT 9

      (a) The prospectus has been revised in response to this comment. For additional information regarding the AlphaDEX methodology, please refer to the website

http://www.ftportfolios.com/retail/display.aspx?P=ETFWhatIsAlphadex.

      (b) The prospectus has been revised in response to this comment.

      (c) The prospectus has been revised in response to this comment. S&P has no constraints with respect to its exercise of discretion in using the AlphaDEX(R) methodology to select individual stocks for the Index.

COMMENT 10 - INDEX INFORMATION

      Please provide additional details about the S&P MidCap 400 Growth Index, and the comparable base index for the other Funds, including their creation and maintenance, as well as the methods used to select stocks, or other securities, included in the those Indices.

RESPONSE TO COMMENT 10

      The prospectus has been revised in response to this comment.

                      STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11

      Please change the statement of concentration policy for each Fund, at page 5, to clarify that the Funds will concentrate in an industry or group of industries if the Index concentrates in that industry or group of industries and will not concentrate in any industry if the Index is not so concentrated.

Response to COMMENT 11

      The statement of additional information has been revised in response to this comment.

COMMENT 12

      Please add the phrase "during the past 5 years" to the end of the caption for the column listing other board positions held by trustees in the table at page 21.

RESPONSE TO COMMENT 12

      The statement of additional information has been revised in response to this comment.

                                      ***


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

  o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

  o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                Sincerely yours,

                                                CHAPMAN AND CUTLER LLP



                                                By: /s/ Morrison C. Warren
                                                    --------------------------
                                                       Morrison C. Warren